SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – EXIT FILING)*

Impinj, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

453204 109

(CUSIP Number)

February 22, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Managing Director Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person OO (limited liability company)

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Venture Fund I-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person PN

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Venture Fund I-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person PN

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person OO (limited liability company)

CUSIP No. 453204 109

1.	Names of Reporting Persons. Tom A. Alberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 110,769 shares.
	6.	Shared Voting Power 36,036 shares.(1)
	7.	Sole Dispositive Power 110,769 shares.
	8.	Shared Dispositive Power 36,036 shares.(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,805 shares.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.71%
12.	Type of Reporting Person IN

(1)	Consists of 4,817 shares held of record by Alberg Family Investments LLC and 31,219 shares held of record by The Raven Trust Fund. Mr. Alberg shares voting and dispositive control over such shares but disclaims beneficial ownership of such shares.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Paul Goodrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,498 shares.
	6.	Shared Voting Power 1,220 shares.(1)
	7.	Sole Dispositive Power 35,498 shares.
	8.	Shared Dispositive Power 1,220 shares.(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,718 shares.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.18%
12.	Type of Reporting Person IN

(1)	Consists of 1,220 shares held of record by Roland Park, LLC. Mr. Goodrich shares voting and dispositive control over such shares.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Matt McIlwain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 36,185 shares.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 36,185 shares.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,185 shares.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.18%
12.	Type of Reporting Person IN

Item 1(a) Name of Issuer:

Impinj, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

400 Fairview Ave. N., Suite 1200

Seattle, WA 98109

Item 2 (a) Name of Person Filing:

(1) Madrona Managing Director Fund, LLC (“MMDF”); (2) Madrona Venture Fund I-A, L.P. (“MVF I-A”); (3) Madrona Venture Fund I-B, L.P. (“MVF I-B”); (4) Madrona Investment Partners, LLC (“MIP”)(collectively, the “Reporting Entities” and, individually, each a “Reporting Entity”); and (5) Tom A. Alberg (“Alberg”); (6) Paul Goodrich (“Goodrich”); and (7) Matt McIlwain (“McIlwain”) (collectively the “Managing Directors” and, individually, each a “Managing Director”). The Reporting Entities and the Managing Directors are each referred to individually as a “Reporting Person” and collectively are referred to as the “Reporting Persons.”

Item 2 (b) Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

999 Third Avenue, 34th Floor

Seattle, WA 98104.

Item 2 (c) Citizenship:

Each of MMDF and MIP is a Delaware limited liability company. Each of MVF I-A and MVF I-B is a Delaware limited partnership. Each Managing Director is a citizen of the United States of America.

Item 2 (d) Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2 (e) CUSIP Number:

453204 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MVF I-A is the record owner of 0 shares of Common Stock as of February 22, 2017. MMDF is the record owner of 0 shares of Common Stock as of February 22, 2017. MVF I-B is the record owner of 0 shares of Common Stock as of February 22, 2017.

Alberg is the record owner of 110,769 shares of Common Stock as of February 22, 2017 and beneficially owns 36,036 shares of Common Stock, 4,817 of which are held of record by Alberg Family Investments LLC and 31,219 of which are held of record by The Raven Trust Fund. Goodrich is the record owner of 35,498 shares as of February 22, 2017 and beneficially owns 1,220 shares of Common Stock held of record by Roland Park, LLC. McIlwain is the record owner of 36,185 shares as of February 22, 2017.

(b)	Percent of class:

Based on 20,564,294 shares of the Issuer’s Common Stock outstanding as of February 22, 2017, the Reporting Entities may be deemed to be the beneficial owner of 0% of the Issuer’s Common Stock as of February 22, 2017. As of February 22, 2017, Alberg may be deemed the beneficial owner of 0.71% of the Issuer’s Common Stock. As of February 22, 2017, Goodrich may be deemed the beneficial owner of 0.18% of Issuer’s Common Stock. As of February 22, 2017, McIlwain may be deemed the beneficial owner of 0.18% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017

MADRONA MANAGING DIRECTOR FUND, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND I-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND I-B, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Tom Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Matt McIlwain
Matt McIlwain